Conference Connect, Inc. (the “Company”) a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2025 and 2024

Balance Sheet

Conference Connect
As of December 31, 2025

	DEC 31, 2025	DEC 31, 2024
Assets		
Current Assets		
Cash and Cash Equivalents		
PLAT BUS CHECKING	3,753.43	15,163.34
Total Cash and Cash Equivalents	**3,753.43**	**15,163.34**
Total Current Assets	**3,753.43**	**15,163.34**
Total Assets	**3,753.43**	**15,163.34**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	4,000.00	-
Blue Business Plus Card	42,356.42	17,418.71
Historical Adjustment	(18,394.86)	(18,394.86)
Total Current Liabilities	**27,961.56**	**(976.15)**
Long Term Liabilities		
Personal Loan	125,000.00	-
Total Long Term Liabilities	**125,000.00**	**-**
Total Liabilities	**152,961.56**	**(976.15)**
Equity		
Current Year Earnings	(315,347.62)	(206,990.51)
Investor Contribution	373,130.00	223,130.00
Retained Earnings	(206,990.51)	-
Total Equity	**(149,208.13)**	**16,139.49**
Total Liabilities and Equity	**3,753.43**	**15,163.34**

Income Statement (Profit and Loss)

Conference Connect
For the year ended December 31, 2025

	2025	2024
Income		
Commissions		
Affliate Income	9,395.20	1,181.79
Ticket Sales Commissions	927.60	-
Total Commissions	**10,322.80**	**1,181.79**
Misc	600.00	660.00
Total Income	**10,922.80**	**1,841.79**
Gross Profit	**10,922.80**	**1,841.79**
Operating Expenses		
Contract Labor	271,754.54	194,188.64
Software	15,325.76	4,391.62
Administrative	1,071.74	81.89
Entity Expenses	563.00	-
Interest Expenses	5,764.81	895.10
Marketing	19,210.58	9,275.05
Misc. Admin	100.56	-
Misc. Legal	10,548.00	-
Taxes	1,900.00	-
Payment Fee	3.92	-
Stripe Fees	27.51	-
Total Operating Expenses	**326,270.42**	**208,832.30**
Operating Income	**(315,347.62)**	**(206,990.51)**
Net Income	**(315,347.62)**	**(206,990.51)**

Conference Connect, Inc.
Statement of Cash Flows

Statement of Cash Flows	Year Ended Dec, 2025	Year Ended Dec, 2024
Cash flows from operating activities	-$315,347.62	-$206,990.51
Cash flows from financing activities		
Cash flows from investing activities		
Cash at beginning of period	$15,163.34	$0.00
Net increase/decrease in cash	**-$315,347.62**	**-$206,990.51**
Cash at the end of period	**-$300,184.28**	**-$206,990.51**

Conference Connect, Inc.

Statement of Changes in Stockholders' Equity

For the Years Ended December 31, 2025 and December 31, 2024

(in USD)

Account	Investor Contributions	Retained Earnings / (Deficit)	Current Year Earnings / (Loss)	Founder Loan (Related Party)	Total Stockholders' Equity
Year Ended December 31, 2024					
Balance, January 1, 2024	—	—	—	—	—
Investor contributions received	223,130.00	—	—	—	223,130.00
Net loss for the year	—	—	(206,990.51)	—	(206,990.51)
Balance, December 31, 2024	**223,130.00**	**—**	**(206,990.51)**	**—**	**16,139.49**
Year Ended December 31, 2025					
Balance, January 1, 2025	223,130.00	—	(206,990.51)	—	16,139.49
Reclassification of prior year net loss to retained earnings	—	(206,990.51)	206,990.51	—	—
Additional investor contributions received	150,000.00	—	—	—	150,000.00
Founder loan received (related party, no interest, demand)	—	—	—	125,000.00	125,000.00
Net loss for the year	—	—	(315,347.62)	—	(315,347.62)
Balance, December 31, 2025	**373,130.00**	**(206,990.51)**	**(315,347.62)**	**125,000.00**	**(149,208.13)**

Notes and Assumptions:

(a) Opening balance: The Company was formed as an LLC in December 2023 and converted to a corporation in September 2025. No equity balances existed prior to 2024; the opening balance as of January 1, 2024 is therefore $0.

(b) Investor Contributions: Presented as a single equity class as the source financials do not distinguish between common stock, preferred stock, or additional paid-in capital. Total contributions per the balance sheet are $373,130 ($223,130 in 2024; $150,000 incremental in 2025).

(c) Founder Loan: Per Note 5 of the financial statements, the Company received a $125,000 demand loan from founder Ashley Wilson with no maturity date and no interest. Under U.S. GAAP, this is classified as a liability on the balance sheet. However, given its related-party nature, no maturity date, and no stated interest, it is presented here as a separate column for transparency. Investors should note this could be reclassified as equity or forgiven at any time.

(d) Retained earnings reclassification: The 2024 net loss of $(206,990.51) is reclassified from "Current Year Earnings" to "Retained Earnings / (Deficit)" at the start of 2025, consistent with standard year-end close procedures.

(e) No dividends, stock repurchases, stock-based compensation, or other comprehensive income were identified in the source financials for either period.

(f) Tie-out: The closing Total Stockholders' Equity of $(149,208.13) agrees to the Total Equity line on the December 31, 2025 balance sheet.

Conference Connect, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2025 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Conference Connect, Inc. (the “Company”) is a corporation organized in September 2025 under the laws of Delaware. The Company was formed as a limited liability company in December 2023 and converted to a corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

5. RELATED PARTY TRANSACTIONS

The Company received a loan from one of the founders, Ashley Wilson, for $125,000. The loan has no maturity date and does not accrue interest. The loan is payable upon demand from the creditor.